06/25/01



JOHN HANCOCK PACIFIC BASIN EQUITIES FUND

Exhibit - Item 77



Sub-Item 77.C.

April 25, 2001
Special Meeting


	To approve a new Sub-Investment Management contract among John Hancock Advisers, Inc., European Equity Fund and Nicholas-Applegate Capital
Management.

		Number of affirmative votes	-	2,109,765.20
		Number of negative votes	-	   80,992.31



May 2, 2001
Special Meeting


	To amend the Fund's investment restriction on borrowing money.

		Number of affirmative votes	-	1,526,036.52
		Number of negative votes	-	  141,780.54


	To amend the Fund's investment restriction on investing in commodities.

		Number of affirmative votes	-	1,504,917.98
		Number of negative votes	-	  156,444.77


	To amend the Fund's investment restriction on diversification.

		Number of affirmative votes	-	1,586,916.09
		Number of negative votes	-	   84,482.38


	To amend the Fund's investment restriction on pledging its assets.

		Number of affirmative votes	-	1,508,532.34
		Number of negative votes	-	  150,472.25